UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Archer Aviation Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03945R102
(CUSIP Number)

September 16, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 8

CUSIP NO. 03945R102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,076,047 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,076,047 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,076,047 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This amount includes 2,358,682 Shares obtainable upon exercise of Warrants, and excludes 5,896,705 shares underlying Warrants that are not yet exercisable.
(2)
This percentage is based on an aggregate 159,350,642 Securities outstanding, which is the sum of (i) 156,991,960 Shares outstanding as of September 16, 2021, according to the current report on Form 8-K filed by the Issuer on September 22, 2021, plus (ii) 2,358,682 Shares issuable upon exercise of the Warrants held by the Reporting Persons, which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 03945R102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
United Airlines, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,076,047 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,076,047 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,076,047 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This amount includes 2,358,682 Shares obtainable upon exercise of Warrants, and excludes 5,896,705 shares underlying Warrants that are not yet exercisable.
(2)
This percentage is based on an aggregate 159,350,642 Securities outstanding, which is the sum of (i) 156,991,960 Shares outstanding as of September 16, 2021, according to the current report on Form 8-K filed by the Issuer on September 22, 2021, plus (ii) 2,358,682 Shares issuable upon exercise of the Warrants held by the Reporting Persons, which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 03945R102	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
United Airlines Ventures, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,076,047 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,076,047 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,076,047 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 2,358,682 Shares obtainable upon exercise of Warrants, and excludes 5,896,705 shares underlying Warrants that are not yet exercisable.
(2)
This percentage is based on an aggregate 159,350,642 Securities outstanding, which is the sum of (i) 156,991,960 Shares outstanding as of September 16, 2021, according to the current report on Form 8-K filed by the Issuer on September 22, 2021, plus (ii) 2,358,682 Shares issuable upon exercise of the Warrants held by the Reporting Persons, which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 03945R102	Page 5 of 8 Pages

Item 1(a).	Name of issuer:

Archer Aviation Inc.

Item 1(b).	Address of issuer’s principal executive offices:

1880 Embarcadero Rd.,
Palo Alto, CA, 10022

Item 2(a).	Names of persons filing:

United Airlines Holdings, Inc. (“UAL”)
United Airlines, Inc. (“United”)
United Airlines Ventures, Ltd. (“UAV”)

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person:

UAL, United and UAV:
233 South Wacker Drive
Chicago, Il, 60606

Item 2(c).	Citizenship:

UAL and United: Delaware
UAV: Cayman Islands

Item 2(d).	Title of class of securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP number:

03945R102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

CUSIP NO. 03945R102	Page 6 of 8 Pages

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

The securities reported herein are directly owned by UAV, which is a wholly-owned subsidiary of United, whose parent holding company is UAL, a publicly-traded company.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 03945R102	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

United Airlines Holdings, Inc.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

United Airlines, Inc.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

United Airlines Ventures, Ltd.

By:	/s/ Michael Leskinen
Name: Michael Leskinen
Title: President

CUSIP NO. 03945R102	Page 8 of 8 Pages

Index to Exhibits

Exhibit No.	Exhibit
99.1	Joint Filing Agreement